JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition
with Report of Independent Registered Public Accounting Firm

December 31, 2025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00462

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Janney Montgomery Scott LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 Arch Street

(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Hricko	215-665-6272	mhricko@janney.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP

(Name – if individual, state last, first, and middle name)

171 N. Clark Street Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

248

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hricko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Janney Montgomery Scott LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JANNEY MONTGOMERY SCOTT LLC
Consolidated Statement of Financial Condition

December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm...1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

President and Stockholders
Janney Montgomery Scott LLC

Opinion on the financial statements
We have audited the accompanying consolidated statement of financial condition of Janney Montgomery Scott LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2024.

New York, New York
February 20, 2026

JANNEY MONTGOMERY SCOTT LLC
Consolidated Statement of Financial Condition
December 31, 2025

Assets:	
Cash and cash equivalents	172,221,122
Segregated cash	12,853,252
Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	3,563,071,655
Securities failed to deliver	861,332
Clearing organizations	197,754
Receivable from customers (net of allowance for doubtful accounts)	984,284,970
Right-of-use assets	87,362,948
Securities owned, at fair value	49,738,091
Investments in partnerships	334,370
Furniture, equipment and leasehold improvements (net of accumulated depreciation)	46,797,168
Intangible assets (net of accumulated amortization)	1,326,423,528
Goodwill	524,958,723
Corporate owned life insurance ("COLI")	278,908,355
Employee loans and advances (net of reserve)	351,633,256
Deposits with clearing organizations and others	45,779,455
Other assets	137,477,745
Assets held for sale	14,448,590
Total assets	$ 7,597,352,314

Liabilities and equity:	
Short-term bank loans	31,084,309
Payable to brokers, dealers and clearing organizations:	
Securities loaned	3,915,956,392
Clearing organizations	9,533,016
Securities failed to receive	1,892,090
Lease liabilities	93,401,802
Payable to customers	275,508,747
Securities sold, not yet purchased, at fair value	20,749,503
Accrued compensation	405,731,847
Other liabilities	110,197,097
Liabilities held for sale	21,096,198
	$ 4,885,151,001
Liabilities subordinated to the claims of general creditors	853,466,000
Stockholders' equity	1,856,158,853
Accumulated other comprehensive loss	2,576,460
Total liabilities and stockholders' equity	$ 7,597,352,314

See Accompanying Notes

JANNEY MONTGOMERY SCOTT LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2025

1. ORGANIZATION

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Industry Protection Corporation ("SIPC") and a member of the National Futures Association ("NFA"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets.

The Company is a wholly owned subsidiary of June Purchaser LLC ("Parent"). The Parent is an investment vehicle ultimately controlled by Kohlberg Kravis Roberts & Co. L.P., (together with their affiliates, including the KKR Stockholder and the funds and other entities that own it, "KKR") through a series of Delaware entities: June Holdco, LLC, June Intermediate, LLC, and June Topco, LLC ("Topco"). Janney Capital Management and Janney Trust Company LLC ("JTC") are wholly owned subsidiaries of the Company and consolidated for financial statement purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. As of December 31, 2025, the Company did not have any cash equivalents.

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers. As of December 31, 2025, the Company had segregated cash in a special reserve account for the benefit of customers of $5,000,000.

The Company conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. As of December 31, 2025, the Company held cash collateral of $7,853,252 in a segregated account for the exclusive benefit of customers of this program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company considers these receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments. As of December 31, 2025, the Company pledged $515,421 of Securities Owned as collateral to meet clearing fund requirements for securities transactions in addition to the cash deposits on the Consolidated Statement of Financial Condition.

Securities owned and securities sold, not yet purchased are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit collateral which must equal or exceed 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary. As of December 31, 2025, the Company had securities borrowed of $3,563,071,655 and securities loaned of $3,915,956,392, which were collateralized by securities of $3,446,853,419 and $3,770,964,094 respectively.

Repurchase Agreements

Repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. As of December 31, 2025, the Company had no open repurchase agreements.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset, or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, equity securities, and derivatives.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

at commonly quoted intervals. This category includes certain equity securities, corporate fixed income securities, certificates of deposit, unit investment trusts, government and agency obligations, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability and are used in situations where there is little, if any, market activity for the asset or liability. This category includes auction rate securities, and certain equity and fixed income securities not actively traded.

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

Equity securities (corporate stocks): All equity securities that are publicly traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All equity securities that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Corporate obligations: Corporate obligations, which are priced based on similar assets traded in active markets or other observable inputs, are given a Level 2 rating. All corporate obligations that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Certificates of Deposit (CDs): CDs, which are priced based on similar assets traded in active markets or other observable inputs, are given a Level 2 rating.

Government and agency obligations: The fair values of government and agency obligations are based on observable market data and are therefore classified as Level 2 securities.

Municipal obligations: Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonableness, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the valuation to management's observations of those inputs in the market. All municipal obligations that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Other Assets: The fair values of restricted common stock are based on unobservable inputs significant to the measurement and are therefore classified as Level 3 securities.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting, retention, and succession strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three-to-ten-year period based upon continued employment with the Company or the terms of the succession agreement. If the employee is terminated or violates the terms of a succession agreement before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Accrued bonuses of $26,469,921 corresponding to loan amortization are included in Accrued compensation in the Consolidated Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses

The Company assessed the current expected credit loss for assets in scope of ASU 326 below:

Receivables from clients: Receivables from clients is primarily composed of margin loan balances. The value of the securities owned by clients and held as collateral for these receivables is not reflected in the consolidated financial statements and the collateral was not repledged or sold as of December 31, 2025. The Company considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

To estimate expected credit losses on margin loans, the Company applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the client's account against those loans.

The Company requires, in the event of a decline in the market value of the securities in a margin account, the client to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the client. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost bases of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes under-collateralized and the client fails to deposit additional securities or cash, we reserve the right to liquidate the account and therefore the expected credit loss for those loans was zero as of December 31, 2025.

Receivables from revenue contracts with customers: The majority of our revenue receivables are from investment advisory fees, and distribution revenues, that are typically paid out of the client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables.

The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being under collateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2025.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are reported as collateralized financing and are carried at cost within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral must equal or exceed 102% of the carrying amount of the transaction. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. As of December 31, 2025, there is no allowance provision required for the collateral advanced.

Employee loans: As discussed above, employee loans are primarily comprised of loans provided to certain key revenue producing financial advisors, primarily for recruiting, transitional cost assistance, retention, and succession purposes. These loans meet the definition of a financial asset at amortized cost, as the employer has to have the right to receive payment for the loan from the employee, including in circumstances where employment is terminated or violates the terms of the underlying agreement. The Company is exposed to a loss if the employee terminates with an outstanding balance and is not able to repay. The Company developed an estimate of potential credit losses for active employee loans based upon historical information, current conditions, and reasonable and supportable forecasts. As a result, employee loans of $351,633,256 are net of current expected credit losses of $475,000 in the Consolidated Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dividend Reinvestment Programs

The Company offers a dividend reinvestment plan (DRIP) that allows clients to reinvest their cash dividends into additional fractional shares of the underlying stock on the dividend payment date. When a fractional share resulting from the reinvestment of cash dividends is attributed to a client, the Company records the reinvested dividends for the client-held fractional share as pledged collateral, recorded in Other Assets, with an offsetting liability to repurchase the shares, recorded in Other Liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2025, the corresponding asset and liability for the DRIP program were $19,283,504.

Taxes

The Company is a disregarded entity for federal and applicable state income tax purposes. As such, the results of the Company's operations are passed through to its owners. The ultimate tax liability or benefit is borne by the shareholders in Topco based on its structure as a partnership.

Stock-Based Compensation

The Company accounts for stock-based compensation awards granted based on the grant date fair value estimated in accordance with the provisions of ASC No. 718, Compensation – Stock Compensation ("ASC 718"). The Company utilizes the Black-Scholes valuation model for estimating the fair value of the equity units granted and a market-based approach using an option-based valuation method, OPM Backsolve, for estimating the fair value of the Company's equity units.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is recorded on a straight-line basis over the length of the lease. Depreciation of furniture and equipment is recorded on a straight-line basis over the useful life of the asset. Furniture, equipment, and leasehold improvements, net consist of the following as of December 31, 2025.

	2025	Useful Life
Furniture and equipment	25,738,464	3-7 Years
Leasehold improvements	35,868,612	1-16 Years
	$ 61,607,076	
Less: Accumulated depreciation	(14,547,926)	
Less: Reclassified as held for sale	(261,982)	
Furniture, equipment and leasehold improvements, net	$ 46,797,168	

Leases

The Company leases office space and determines if an arrangement is an operating or finance lease at inception. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right-of-use ("ROU") asset and lease liability at the commencement date of the lease. ROU assets and lease liabilities will be initially measured as the present value of the sum of the remaining minimum lease payments utilizing an incremental borrowing rate determined in accordance with ASC 842. The lease liability is decreased by the cash payment made and increased by the interest expense accreted on a monthly basis. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the applicable federal rates. The implicit rates of our leases are not readily determinable and accordingly, we use the applicable federal rates as posted by the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IRS on a monthly basis. Our lease terms may include options to extend or terminate the lease. The ROU assets and lease liabilities are adjusted when a new lease or amendment is signed.

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed in Note 12. These awards cliff vest over five or seven-year periods. Financial advisors must be employed at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting.

Beginning with the award granted in 2013, the Company, in order to hedge its market risk associated with these elections, uses total return swaps designated as cash flow hedges under ASC 815, *Derivatives and Hedging*, in order to provide the market returns and match the appropriate gains/losses on the hedges to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors.

Cash collateral is posted throughout the month on any market movements in excess of $100,000. Collateral of $970,000 was exchanged between the parties to satisfy any margin requirements as of December 31, 2025. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swaps met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swaps that are designated and qualifying as a hedge. If a portion of the hedge is deemed ineffective, that portion of the gain or loss would be reported against income immediately.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2025, the Company had a net receivable with the counterparty of $1,022,832 recorded in Other Assets on the Consolidated Statement of Financial Condition.

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2025:

	Number of Contracts	Notional Value	Consolidated Statement of Financial Condition	Receivable/ (Payable) Fair Value
Derivatives designated as hedging instruments:				
Total return swaps	43	$ 132,334,037	Other liabilities	$ (390,904)
Derivatives not designated as hedging instruments:				
Treasury futures	1	$ (920,125)	Other assets	$ 1,022,832

3. FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. Refer to Note 2 to these consolidated financial statements for a further discussion on the Company's policies.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2025

Assets Securities owned, at fair value	Quoted prices in active markets (Level 1)	Significant other observable imputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities, ETFs, & options	700,344	687,330	224,590	1,612,265
Preferred Equity	14	29,034,470	347	29,034,831
Corporate Bonds	-	3,297,157	83,346	3,380,503
CDs	-	379,450	-	379,450
Municipal Bonds	-	4,310,735	16,282	4,327,017
Government and agency obligations	-	415,597	-	415,597
Other Investments	-	-	10,588,428	10,588,428
Total assets measured at fair value	**700,358**	**38,124,739**	**10,912,993**	**49,738,091**

Liabilities	Quoted prices in active markets (Level 1)	Significant other observable imputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities, ETFs, & options	27,997	9,678	-	37,675
Preferred Equity	-	14,184,146	-	14,184,146
Corporate Bonds	-	1,689,382	-	1,689,382
CDs	-	-	-	-
Municipal Bonds	-	-	-	-
Government and agency obligations	-	4,838,300	-	4,838,300
Total liabilities measured at fair value	**27,997**	**20,721,506**	**–**	**20,749,503**

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2025:

	Equities, ETFs, & options	Preferred Equity	Corporate Bonds	Municipal Bonds	Other Investments	Contingent Payment Arrangements	Total
Balance, beginning of period	68,510	365	6,487	15,888	8,941,886	11,500,000	20,533,136
Unrealized gains (losses)	181,132	226	4,294	394	1,413,143	-	1,599,189
Purchases	82,885	2	72,576	-	233,399	-	388,862
Sales	(107,937)	(246)	(11)	-	-	-	(108,194)
Other	-	-	-	-	-	(11,500,000)	(11,500,000)
Balance, end of period	**224,590**	**347**	**83,346**	**16,282**	**10,588,428**	**-**	**10,912,993**

The contingent consideration liability was $11.5 million at December 31, 2024. In connection with the sale of the Capital Markets business described within Note 16, the company signed a Release of Claims and Assumption Agreement through which the Company was released from the remaining two years of the contingent consideration in exchange for a cash payment.. At December 31, 2025, the liability no longer represented a contingency as the determination of the value was no longer dependent on future events. The liability was $1.4 million at December 31, 2025, and is included in Accrued Compensation in the Consolidated Statement of Financial Condition.

The Company recognizes transfers of assets between levels at the end of each reporting period. There were no transfers between Level 1, Level 2, or Level 3 as of December 31, 2025.

3. FAIR VALUE MEASUREMENTS (CONTINUED)

Gains or losses on Level 3 investments in securities owned and investments in partnerships are recorded in principal transactions, net and capital gains, net, respectively in the Consolidated Statement of Income and Comprehensive Income. The following represent financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash and cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration. These instruments have no stated maturity and carry interest rates that approximate market rates.

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

COLI: These financial instruments are carried at cash surrender value of the policies, which approximates fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate. As of December 31, 2025, the Company estimated fair value of $343,044,370 based on estimated future cash flows and estimated discount rates compared to the carrying value of $351,633,256 on the Consolidated Statement of Financial Condition.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. As of December 31, 2025, the Company estimated fair value of $860,933,828 based on market quotes compared to the carrying value of $853,466,000 on the Consolidated Statement of Financial Condition.

4. SHORT-TERM BANK LOANS

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. As of December 31, 2025, the Company had borrowed $1,000,000 from uncommitted open lines of credit from the four banks. The borrowings were collateralized to meet minimum requirements by customer-owned securities valued at approximately $400,000 and Company-owned securities valued at approximately $1,240,000. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The borrowings are demand obligations and generally require interest based upon the federal funds rate. As of December 31, 2025, the weighted-average interest rate on these borrowings was approximately 4.21%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $30,084,307, are not collateralized and have a term of six months or less.

5. SUBORDINATED LIABILITIES PAYABLE

The Company entered into an agreement with its Parent establishing a subordinated liability in the form of an equity loan of $853,466,000 (the "Loan"). The Loan is subordinated to the claims of general creditors. The Loan may only be repaid if the Company remains in compliance with its minimum net capital requirements. The Loan was approved by FINRA and amounts borrowed against the Loan are available in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). At December 31, 2025, the Loan has an outstanding principal balance of $853,466,000.

The Loan bears interest at a rate based on the predetermined Term SOFR, with interest periods of 1-month, 3-month, or 6-month, as elected in advance plus 10% per annum and is payable monthly. The Loan matures on November 29, 2044.

6. LINE OF CREDIT

The Company has one unsecured line of credit (LOC) for $75,000,000 with US Bank, as of December 31, 2025. During 2025, the Company amended the LOC agreement to extend the facility termination date to July 24, 2026. The US Bank LOC bears interest at 25bps per annum of the average daily unused amount. Once drawn upon, the LOC bears interest at a rate to be determined at the time of the advance. The Company is subject to certain financial covenants, which require the Company to maintain certain minimum capital and tangible net worth levels, as well as net capital-to-debt ratios. The LOC Agreement also contains customary representations, warranties, affirmative and negative covenants, and events of default. The Company was in compliance with all covenants imposed by the agreement.

7. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. As of December 31, 2025, the Company's net capital was $344,830,006 which was $324,337,857 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 33.65%

Net assets of JTC of $13,773,589 are included as non-allowable assets in a consolidated computation of the Company's net capital, because the net assets of the subsidiary are not readily available for the protection of the Company's customers, broker dealers, and other creditors, as permitted by Rule 15c3-1.

8. GOODWILL AND INTANGIBLE ASSETS

ASC 350, *Intangibles – Goodwill and Other*, provides that goodwill is not amortized, and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The Company tests for the impairment of goodwill and indefinite-lived intangible assets annually, or more frequently when negative conditions or triggering events occur, in accordance with ASC 350.

Under this guidance, a Company is first permitted to assess certain qualitative factors, and if it is determined, based on this qualitative assessment, to be more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company must perform the quantitative analysis of goodwill impairment test. The Company's operating activities are considered one reporting unit for the purpose of goodwill impairment testing. Management performs annual impairment testing as of September 30. Management's qualitative analysis did not indicate impairment of the goodwill asset or indefinite lived intangibles. As of December 31, 2025, no impairment charges were recognized.

The following table presents our goodwill and identifiable intangible asset balances, net of accumulated amortization, and activity as of December 31, 2025:

Goodwill, December 31, 2024	535,916,465
Reclassified as held for sale	(8,381,054)
Adjustments	(2,576,688)
Goodwill, December 31, 2025	524,958,723

8. GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The adjustment to the goodwill balance in 2025 related to the final settlement of net working capital with the Company's previous owner.

The following table presents our net intangible asset balances as of December 31, 2025:

Net intangible assets, Decemeber 31, 2024		1,356,945,857
Additions		-
Amortization expense		(30,522,329)
Net intangible assets, Decemeber 31, 2025		1,326,423,528

Intangible assets		Useful Life
Trade name	440,600,000	Indefinite-lived
Client relationships	919,010,000	30 years
	1,359,610,000	

Accumulated amortization		
Client relationships	(33,186,472)	
	(33,186,472)	
Net intangible assets	1,326,423,528	

9. LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are as follows:

2026	25,351,008
2027	23,164,832
2028	18,332,321
2029	10,993,942
2030	7,654,564
Thereafter	10,919,615
Total lease payments	96,416,282
Less: imputed interest	(2,826,479)
Less: Reclassified as held for sale	(188,000)
Total lease liabilities	93,401,802

9. LEASES (CONTINUED)

Lease term and discount rate for operating leases as of December 31, 2025 are as follows:

Weighted average remaining lease term	5 years
Weighted average discount rate	3.21%

Other supplemental cash flow information related to operating leases as of December 31, 2025 are as follows:

Cash paid for amounts included in the measurement of lease liabilities:	$ 22,988,960
ROU asset obtained in exchange for lease obligations:	$ 14,208,020

10. COMMITMENTS AND CONTINGENCIES

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2025, a reserve for litigation of $928,590 is included in Other Liabilities on the Consolidated Statement of Financial Condition.

The Company has outstanding commitments, which the Company estimates to be approximately $65,203,569 to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets in the future.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements as of December 31, 2025, at the fair values of the related securities, and will incur a loss if the fair values of the securities increase subsequent to December 31, 2025.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

As of December 31, 2025, the Company had utilized $275,763,725 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. EMPLOYEE BENEFIT PLANS

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Members.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. As of December 31, 2025, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $145,547,558. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $133,360,797.

13. EQUITY AWARDS AND STOCK-BASED COMPENSATION

On November 29, 2024, the Company issued 263,068,489 Class A-1 Units and 69,447,116 Class A-2 Units. On December 30, 2024, June Topco, LLC ("Topco") amended its LLC Agreement to include the authorization of an unlimited number of Class A-1 Units and Class A-2 Units.

Additionally, on December 30, 2024, June Topco introduced the Profits Interest Plan (the "Plan") which establishes the framework and terms of the incentive units to be issued by June Topco. The Plan authorizes June Topco to grant a maximum of 25,870,102 units ("Incentive Units" or "Class B Units") to officers, directors, managers, employees, consultants, and advisors of June Topco or its subsidiaries in exchange for their services and provide them with the opportunity to participate in the long-term growth and financial performance of June Topco. Unit holders are not required to make any capital contributions to June Topco in exchange for the Incentive Units and are entitled to receive distributions on their vested units upon achievement of threshold interest

13. EQUITY AWARDS AND STOCK-BASED COMPENSATION (CONTINUED)

established by June Topco's Board of Managers ("Board") at the time the Incentive Unit is granted. Incentive Units issued under the Plan are subject to the terms and conditions of the LLC Agreement.

Distributions

The Board of Managers has sole discretion regarding the amount and timing of Distributions to the Members. All such Distributions shall be made in the following order of priority: (i) first, one hundred percent (100%) to the Class A Members, ratably among such Class A Members in proportion to the aggregate Unreturned Class A Capital Amount with respect to the Class A Units then held by each such Class A Member until the Unreturned Class A Capital Amount in respect of all outstanding Class A Units is equal to zero; and (ii) second, one hundred percent (100%) to the Class A Members and the Class B Members holding Vested Class B Units, ratably among such Class A Members and Class B Members holding Vested Class B Units in proportion to the aggregate number of Class A Units and Vested Class B Units then held by each such Class A Member and Class B Member holding Vested Class B Units. No distributions (other than tax distributions) shall be made in respect of any Class B Unit that is not a Vested Class B Unit (any such Class B Unit, an "Unvested Class B Unit") at the time of such distribution and any amount that would otherwise be distributable in respect of a Class B Unit but for the fact that such Class B Unit is an Unvested Class B Unit shall instead be distributed to the holders of Class A Units and Vested Class B Units

Liquidation Preferences

Upon a liquidation event, after all debts, liabilities and obligations have been paid, the remaining assets will be distributed ratably among the Class A-1 and Class A-2 Unit holders in proportion to the aggregate Unreturned Class A Capital Amount with respect to the Class A Units then held by each Class A Member until the Unreturned Class A Capital Amount in respect of all outstanding Class A Units is equal to zero. Upon a liquidation event, Incentive Unit holders have a claim to net assets subordinate to debt holders and Members holding Class A Units.

Voting Rights

Members holding Class A-1 Units vote together as a single class, and each Member holding Class A-1 Units entitled to one vote for each Class A-1 Unit held by such Member on all matters expressly required to be voted upon by the Members as provided in the LLC Agreement. The Class A-2 Units and the Class B Units have no voting power and no right to vote upon or approve of any matter to be voted upon or approved by the Members of the Company. The Board of Managers has sole discretion and authority to authorize a change of control or sale transaction, and no Members shall, unless otherwise expressly provided in the LLC Agreement, have the right to vote on or consent to any such change of control or sale transaction.

Class A Units

The Class A-1 Units are issued and outstanding at the time of issuance. The Class A-2 Units have service and liquidity event conditions with 50% of the Class A-2 Units being time-vesting units and the remaining 50% that vest upon a change of control. For the time-vesting units, the units vest over twenty-four equal installments at the end of each three-month period following the vesting commencement date and are subject to a liquidity event condition. If a liquidity event does not occur within ten years of the grant date, any outstanding units, including those that have satisfied the service conditions, are forfeited and cancelled. The remaining 50% of the Class A-2 Units vest upon a change of control.

A "liquidity event" is defined as a change of control or an initial public offering ("IPO"). A "change of control" is defined as the sale of all or substantially all of the assets of June Topco and its subsidiaries or a merger, recapitalization or other sale of equity securities that results in more than fifty percent of the voting power of June Topco being held by a person other than KKR or an employee benefit plan maintained by June Topco.

13. EQUITY AWARDS AND STOCK-BASED COMPENSATION (CONTINUED)

Class B Units

On December 30, 2024, the Board of Directors granted 21,676,898 Incentive Units under the Plan. An additional 769,450 shares were granted in 2025. The Incentive Units have service and performance conditions with 50% of the Incentive Units being time-vesting units such that 20% of the time-vesting units granted vest on each of the first five anniversaries of the vesting commencement date. The remaining 50% of the Incentive Units granted are performance-vesting units that vest upon a change of control if, as a result of such change of control, (i) the Sponsor Entities achieve an internal rate of return of at least 15% and (ii) the Sponsor Entities achieve a MOIC of at least 2.25x, subject to the participant's continued employment or service with June Topco or its subsidiaries through such change of control.

Upon a change of control, any outstanding and unvested time-vesting Incentive Units shall fully vest, and any outstanding and unvested performance-vesting Incentive Units shall become vested if the performance conditions are met.

A "change of control" is defined as the sale of all or substantially all of the assets of June Topco and its subsidiaries or a merger, recapitalization or other sale of equity securities that results in more than fifty percent of the voting power of June Topco being held by a Person other than KKR or an employee benefit plan maintained by June Topco.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of Incentive Units granted. Based upon the Black-Scholes valuation model, the time-vesting Incentive Units granted had a total grant-date fair market value of $16.3 million and the performance-vesting Incentive Units granted had a total grant-date fair market value of $11.5 million.

The assumptions used in valuing the time-vesting and performance-vesting Incentive Units granted are as follows:

	2025
Expected volatility	53.39%
Risk-free interest rate	4.28%
Expected life of options (in years)	5 years
Expected dividend yield	0%

The expected volatility is based on the increased implied volatility used by comparable public investment management companies. The risk-free rate is based on the U.S. Treasury yield curve for securities with comparable terms at the time of grant. The expected term represents the estimated number of years that Incentive Units will be outstanding prior to exercise using the simplified method.

The table below shows a rollforward of time-vesting Incentive Units.

	Number	Weighted-average grant date fair value
Beginning Balance	10,838,449	$ 1.51
Grants	384,725	1.51
Forfeitures	(38,000)	1.51
Vested	(2,160,090)	1.51
Ending Balance	9,025,084	1.51

The aggregate intrinsic value of the Incentive Units was $32,655,520 at December 31, 2025. There were no other options, restricted stock units, or other awards granted during the period ended December 31, 2025.

14. RELATED PARTY TRANSACTIONS

KKR provides ongoing management, advisory, and oversight services to the Company in exchange for a management fee. An affiliate of KKR, KKR Capstone Americas LLC also provides the Company with operational support services.

During the fiscal year ended December 31, 2025, the Company paid interest on the Loan to our Parent entity (see Note 5). Additionally, the Company has intercompany receivables and payables to the Parent of $38,104,397 and $930,500, respectively as of December 31, 2025, primarily consisting of payments made for tax distributions to partners.

15. ASSETS AND LIABILITIES HELD FOR SALE

As of December 31, 2025, the Company classified certain assets and liabilities related to its Capital Markets Group as held for sale following management's commitment to a plan to sell the business in two separate transactions. The disposal groups were available for immediate sale in its present condition, and the sale was considered probable and expected to be completed within one year. Additional detail on these transactions can be found in Note 17.

The assets and liabilities classified as held for sale are presented separately on the balance sheet and consist of the following major classes as of December 31, 2025:

Disposal Group Being Sold to Huntington Bancshares Incorporated

Assets		Liabilities	
Goodwill	6,857,226	Accrued compensation	20,830,441
Employee loans and advances (net of reserve)	3,039,400	Other liabilities	35,794
Other assets	1,832,358		
Total Assets	**11,728,984**	**Total Liabilities**	**20,866,235**

Disposal Group Being Sold to Brean Capital, LLC

Assets		Liabilities	
Goodwill	1,523,828		
Other assets	747,147	Lease liabilities	188,000
Furniture, equipment and leasehold improvements (net of reserve)	261,982	Other liabilities	41,963
Right-of-use assets	186,649		
Total Assets	**2,719,606**	**Total Liabilities**	**229,963**

Upon classification as held for sale, the disposal group was measured at the lower of its carrying amount or fair value less cost to sell and no impairment was required. No depreciation or amortization was recorded for the assets classified as held for sale subsequent to the classification date.

16. SUBSEQUENT EVENTS

In accordance with ASC 855, *Subsequent Events*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2)

16. SUBSEQUENT EVENTS (CONTINUED)

non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after that date. The Company evaluated subsequent events through February 20, 2026, the date the consolidated financial statements were issued.

Effective January 1, 2026, the Company completed an asset sale of the public finance group, mergers and acquisitions advisory business, and fixed-income sales and trading business to Huntington Bancshares Incorporated ("Huntington") for consideration of $7.9 million subject to working capital adjustments. In connection with the transaction, Huntington also assumed certain liabilities of the Company.

Effective January 30, 2026, the Company completed an asset sale of the insurance and depositories verticals, investment banking and its related institutional equity sales & trading and equity research business lines to Brean Capital, LLC ("Brean") for consideration of $5.5 million subject to working capital adjustments. In connection with the transaction, Brean also assumed certain liabilities of the Company.